Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the five-month period ended May 31, 2020 and 2019

The financial information of Itaú Corpbanca as of and for the five-month period ended May 31, 2020 and 2019 has been published on our website in accordance with Circular N°18 of the Chilean Commission for the Financial Market (or "CMF") dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by CMF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the CMF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			May’20	May’19
Total loans			24,044,170	22,061,284
Total assets			39,707,764	31,742,869

Deposits and other demand liabilities			5,639,345	4,559,546
Time deposits and other time liabilities			12,602,297	10,078,023
Interbank borrowings			4,133,209	2,457,373
Debt instruments issued			6,712,568	6,515,953

Equity			3,354,830	3,583,175
Total equity attributable to equity holders of the bank			3,264,759	3,358,634
Non-controlling interest			90,071	224,541

YTD CONSOLIDATED INCOME STATEMENT			With reclassification of Financial Hedges[1]

In Ch$ million	5M'20	5M'19	5M'20	5M'19
Net operating profit before provision for loan losses	517,985	483,486	461,874	471,634
Provisions for loan losses	(164,087)	(91,091)	(149,616)	(87,600)
Total operating expenses	(294,036)	(298,636)	(294,036)	(298,636)
Operating income (loss)	59,862	93,759	18,222	85,398
Income from investments in companies	1,748	2,128	1,748	2,128
Operating income before income taxes	61,610	95,887	19,970	87,526
Income taxes	(31,625)	(30,402)	10,015	(22,041)
Consolidated income for the period	29,985	65,485	29,985	65,485

Net income attributable to holders of the Bank	29,369	61,094	29,369	61,094
Non-controlling interest	616	4,391	616	4,391

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisions associated with loans in foreign currency.

This financial information shall be considered provisional until the official figures are published by the Commission for the Financial Market.

Roxana Zamorano			Gabriel Moura
Chief Accounting Officer			Chief Executive Officer